UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

EDWARD VAN REUTH, OTTO P.
REINERT, TODD RENDAHL,
PAUL MOULARD, and STEVEN A.
VAUGHAN, on behalf of themselves
and all others similarly situated,

Plaintiff,
v.	CASE NO. 8:01-cv-2282-T-23MAP
SRI SURGICAL EXPRESS
INCORPORATED, RICHARD T. ISEL,
WAYNE R. PETERSON
and JAMES T. BOOSALES,

Defendants.
/

MEMORANDUM OF UNDERSTANDING

The parties, Plaintiffs on behalf of themselves and the alleged Plaintiff Class of those persons who purchased or otherwise acquired the common stock of SRI/Surgical Express during the period from March 30, 2001 to April 1, 2002 inclusive (the “Class Period”), and Defendants, SRI/Surgical Express, Inc. (“SRI”), Richard T. Isel, Wayne R. Peterson, and James T. Boosales (the “Individual Defendants”)(all of whom are collectively referred to as the “Defendants”), by and through their undersigned counsel, hereby agree to settle this class action litigation on the terms set forth below and subject to court approval. This binding Memorandum of Understanding (“MOU”) outlines the general terms of the proposed settlement (the “Settlement”), and is intended to be used as a basis for drafting a

Stipulation and Agreement of Settlement (the “Stipulation of Settlement”) and accompanying papers which shall embody the terms set forth herein and such other and consistent terms as are agreed upon by counsel for the Parties.

1.    Defendants, by and through their directors’ and officers’ liability insurance carrier, Genesis Insurance Company (“Genesis”), shall pay $1.9 million dollars into a joint escrow interest-bearing account with Citibank (the “Settlement Fund”) no later than two weeks following entry of the Court’s order preliminarily approving the Stipulation of Settlement. Upon termination of the joint escrow account, all accrued interest shall be disbursed in accordance with the agreed disposition of the principal amount in accordance with the terms for termination set forth in the escrow agreement and in the Stipulation of Settlement.

2.    The parties agree that this settlement is conditioned upon the signing of the Stipulation of Settlement, preliminary approval thereof by the U.S. District Court for the Middle District of Florida, notice to the class, satisfaction of an opt-out trigger arrangement and the issuance of an Order of Final Judgment Approving Settlement containing terms substantially as agreed by the parties, all pursuant to Rule 23, Fed.R.Civ.P. The parties agree to use their best efforts and to work expeditiously to satisfy these requirements.

3.    Of the monies paid pursuant to paragraph 1, up to $100,000 shall be placed in a separate account with Citibank to be used solely for paying the cost of notice to the Class and the administration of the claims submitted pursuant to the Final Order Approving Settlement to be entered by the District

Court. Only the unused portion of the foregoing administration and costs fund shall be refundable to the Class Settlement Fund pursuant to the terms of the Stipulation of Settlement.

4.    The Stipulation of Settlement shall include an acknowledgment that Defendants do not admit any liability by entering into such Stipulation. The Stipulation of Settlement shall also contain a general release of the “Claims” (as defined below) by Plaintiffs as against the “Released Parties” (as defined below). The “Claims” shall be defined as any and all claims, demands, rights, cause of action or liabilities, of every nature and description whatsoever, whether based in law or equity, on federal, state, local, statutory or common law, or any other law, rule or regulation, including both known claims and unknown claims, that have been or could have been asserted in any forum by the class members, or any of them, or the successors or assigns of any of them, whether directly, indirectly, representatively or in any other capacity against any of the Released Parties, which arise out of, or related in any way, directly or indirectly, to the allegations, transactions, facts, events, matters, occurrences, acts, representations or omissions involved, set forth, referred to, or that could have been asserted, in this Securities Action, including without limitation, claims for negligence, gross negligence, breach of duty of care, breach of duty of loyalty, breach of duty of candor, fraud, negligent misrepresentation, and breach of fiduciary duty, arising out of, based upon or related in any way to the purchase or acquisition of SRI/Surgical Express securities by any class member during the Class Period. The “Released Parties” shall be defined as Defendants, their past and present affiliates, shareholders, creditors, officers, directors, employees, insurers, reinsurers, professional advisors, attorneys, agents, and such others as is usual and customary. The Stipulation of Settlement shall also include on behalf of each class member, a covenant to refrain from instituting, commencing or prosecuting, either directly, indirectly, representatively, or in any other capacity, any and all claims, demands, rights, causes of action or liabilities of every nature and description whatsoever, whether based in law or equity, on federal, state, local, statutory or common law, or any other law, rule or regulation, including both known claims and unknown claims, that have been or could have been asserted in any forum by the class members, or any of them, or the successors or assigns of any of them, whether directly, indirectly, representatively or in any other capacity against any of the Released Parties, which arise out of, or relate in any way, directly or indirectly, to the allegations, transactions, facts, events, matters, occurrences, acts, representations or omissions involved, set forth, referred to, or that could have been asserted, in this Securities Action, including without limitation, claims for negligence, gross negligence, breach of duty of care, breach of duty of loyalty, breach of duty of candor, fraud, negligent misrepresentation, and breach of fiduciary duty.

5.    Defendant SRI may forthwith issue a press release announcing this Settlement, after consultation with Plaintiffs’ counsel. Plaintiffs’ counsel agree not to issue any press release or press comments beyond the SRI press release.

6.    The Defendants agree to the certification of a class, for settlement purposes only, from March 30, 2001 through April 1, 2002 and as otherwise defined in the Consolidated Amended Class Action Complaint.

7.    The Class Settlement Fund shall be used to pay approved claims of the Class Members pursuant to a Plan of Distribution proposed by the Plaintiffs and approved by the District Court. Defendants shall have no role in or responsibility for the claims process or the Plan of Distribution. There shall be no reversion of the settlement funds described in paragraph 1 except in the event that a Final Judgment and Order Approving Settlement is not entered in accordance with the agreed terms submitted to the District Court by the parties, the Defendants elect to rescind pursuant to an opt-out trigger agreement, or some other termination event as set forth in the full Stipulation of Settlement.

8.    The full Stipulation of Settlement will include a proposed bar order provision in conformance with Section 21D(f)(7) of the Securities Exchange Act of 1934 and the common law of the U.S. Court of Appeals for the Eleventh Circuit that bars, to the maximum extent permitted by law, all claims by any party or third person against the Defendants and Affiliates that relate to the facts upon which this suit was brought or could have been brought.

9.    All parties agree that the full Stipulation of Settlement will include a statement by the parties that no one acted in this case in violation of Rule 11, Fed.R.Civ.P.

10.    Lead Counsel on behalf of Plaintiffs’ Counsel may apply for and receive an award of attorneys’ fees and reimbursement of expenses from the Settlement Fund in such amounts as may be approved by the Court. Such award shall be paid immediately upon the Court’s final approval of the Settlement and award to Lead Counsel for allocation and distribution to Plaintiffs’ Counsel, subject to each Lead Counsel’s joint and several obligation to pay back the fee awards to the extent that the award order is amended or does not become final.

11.    If the Settlement outlined in this MOU does not become effective or is terminated: (a) the Settlement shall be without prejudice, and none of its terms shall be effective or enforceable, except to the extent reasonable costs of notice, administration and taxes have been incurred or expended pursuant to paragraph 2 above; (b) the Parties shall revert to their litigation positions immediately prior to the execution of this MOU; (c) the escrow agent(s) for the Settlement Fund shall cause the Settlement Fund to revert to the person(s) or entity making the deposit (less amounts reasonably incurred for notice, administration and/or taxes) within seven (7) business days of the termination of the Settlement; and (d) the facts and terms of this Settlement shall not be admissible in any trial of this Action.

12.    This MOU may be executed in counterparts, including by signature transmitted by facsimile. Each counterpart when so executed shall be deemed to be an original, and all such counterparts together shall constitute the same instrument. The undersigned signatories represent that they have authority from their clients to execute this MOU. The terms of this MOU and Settlement shall inure to and be binding upon the Parties and their successors in interest.

Dated:  January 16, 2003

Respectfully submitted,

HOLLAND & KNIGHT LLP	MILBERG WEISS, ET AL. LLP

/s/ Tracy Nichols	/s/ Maya Saxena

Tracy Nichols	Maya Saxena
Florida Bar No. 454567	Florida Bar No. 0095494
P. O. Box 015441	5355 Town Center Road, Suite 900
Miami, FL 33101	Boca Raton, FL 33486
Telephone: (305) 374-8500	Telephone: (561)361-5000
Facsimile: (305) 789-7799	Facsimile: (561) 367-8400

John Mullen
Florida Bar No. 032883 P.O. Box 1288 Tampa, FL 33601-1288	/s/ Howard K. Coates, Jr. CAULEY GELLER, ET AL. LLP
Howard K. Coates, Jr.
Counsel for Defendants	Florida Bar No. 714305
One Boca Place 2255 Glades Road, Suite 421A Boca Raton, FL 33431 Telephone: (561) 750-3000 Facsimile: (561) 750-3364

Counsel for Plaintiffs

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